FILED BY ANCHOR BANCORP WISCONSIN INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ANCHOR BANCORP WISCONSIN INC.

COMMISSION FILE NO. 001-34955

NEWS RELEASE

Anchor Bancorp Wisconsin Inc. Notifies NASDAQ of

Intention to Delist Common Stock

Madison, Wisc., April 19, 2016 – Anchor Bancorp Wisconsin Inc. (NASDAQ: ABCW), the parent holding company of AnchorBank, fsb, today announced that it notified the NASDAQ Global Select Market (“NASDAQ”) of its intent to delist its common stock, par value $0.01 per share, from NASDAQ in connection with the consummation of the transactions contemplated by the agreement and plan of merger, dated as of January 11, 2016, by and between Anchor Bancorp Wisconsin Inc. and Old National Bancorp. If the proposed merger between Anchor and Old National is approved by Anchor stockholders and all other conditions to closing of the merger are satisfied or waived by the parties, the proposed merger is expected to close on or around May 1, 2016. As a result of the proposed merger, Anchor’s common stock would cease to be publicly-traded. Consequently, Anchor expects to file with the Securities and Exchange Commission on or around April 29, 2016, a Form 25 to effect the delisting of Anchor common stock from NASDAQ.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing of completion of the proposed merger between Old National and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite stockholder approval for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the proposed merger of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National and Anchor to execute their respective business plans (including integrating the Old National and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this news release and other factors identified in Anchor’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this news release, and Anchor does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this news release.

Additional Information About the Old National Bancorp/Anchor BanCorp Wisconsin Inc. Proposed Merger

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4 (File No. 333-209551) and amendments thereto that includes a proxy statement of Anchor and a prospectus of Old National, and each of Anchor and Old National has filed and will file other relevant documents concerning the proposed merger. The SEC declared Registration Statement on Form S-4 effective on March 29, 2016. A definitive proxy statement and prospectus will be mailed to Anchor stockholders. Anchor stockholders are urged to read the Registration Statement, the definitive proxy statement and prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the proxy statement and prospectus, as well as other filings containing information about Old National and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us” and then under the heading “Investor Relations.”